Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
UBS Securities LLC

on behalf of the several Underwriters

c/o Wells Fargo Securities, LLC
375 Park Avenue
New York, New York 10152

VIA EDGAR

January 21, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Mailstop 4720, Washington, D.C. 20549
Attn.: Mr. Larry L. Greene, Senior Counsel

Blackstone / GSO Long-Short Credit Income Fund
Registration Statement on Form N-2
File Nos. 333-170154 and 811-22488

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act Rules”) we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on December 23, 2010 and the Preliminary Prospectus dated December 23, 2010 began on December 27, 2010 and is expected to conclude at approximately 5:00 p.m., January 25, 2011, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 75,300 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the 1933 Act Rules, the undersigned, on behalf of the underwriters of the offering of common shares of Blackstone / GSO Long-Short Credit Income Fund (the “Fund”), hereby join in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 p.m., Eastern Standard Time, on January 26, 2011, or as soon thereafter as practicable.

[Signature Page to Follow]

Sincerely,

WELLS FARGO SECURITIES, LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
UBS SECURITIES LLC

on behalf of the several Underwriters

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
	Name:	Jerry Raio
	Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele Allong
	Name:	Michele Allong
	Title:	Authorized Signatory

By:	UBS SECURITIES LLC

By:	/s/ Todd Reit
	Name:	Todd Reit
	Title:	Managing Director Head of Asset Management, Americas

By:	/s/ Saawan J. Pathange
	Name:	Saawan J. Pathange
	Title:	Director

[Signature page to Acceleration Request]